EXHIBIT 99.1

Neptune Provides Update on Incident at Its Production Plant

LAVAL, Quebec, Nov. 12, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) regrets to report that in the afternoon of November 8, 2012, an explosion and fire destroyed its production plant located in Sherbrooke, Québec, Canada. Three employees were fatally injured. Eighteen other people were transported to the hospital, four of whom were severely injured.

Following the news of the death of three of its employees, Neptune's management extended their most sincere condolences to the victims' families and friends. Neptune's focus is concentrated first on its employees and their families, and supporting them through the tragedy. With the help of the Commission de la santé et de la sécurité du travail (CSST), Neptune is providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances. A more detailed support plan for employees will be disclosed to employees shortly.

"Our hearts are greatly traumatized by this horrible catastrophe that will remain in our minds forever. Our thoughts are with our colleagues and their families. The strength of Neptune has been built on the commitment and dedication of our employees, and I am confident that this same resolve will allow us collectively to overcome this tragic event and rebound from it," stated Mr. Henri Harland, President and Chief Executive Officer of Neptune.

While its focus is first and foremost on human aspects of the incident, Neptune also wishes to provide an update on the incident's impact on the following business aspects.

Operations

  The incident completely destroyed Neptune's current production plant that was in operation in Sherbrooke, but damages at the expansion facility currently under construction adjacent to Neptune's Sherbrooke plant appear to be limited. Since all of Neptune's krill oil products were manufactured at the plant that was destroyed, operations at the plant are disrupted. Neptune's inventory of krill oil products was stored at such production plant and was destroyed as well.

  Neptune is strategizing on an action plan going forward to ultimately allow it to resume production and meet client demands, and plan particulars will be announced at a later date.

  In the interim, Neptune is taking all means to limit as much as possible the damages, both human and financial, to its business, and is evaluating different options to continue supplying its customers until it is once again in production.

Insurance Coverage

  Neptune has insurance coverage in place covering among other things property damage, business interruption and general civil liability insurance up to certain specified amounts, and has notified its insurers of the incident. Neptune will provide a more detailed update on its insurance coverage in further communications.

Incident Investigation and Cleanup Efforts

  An investigation is currently underway to determine the cause of the explosion and fire, which according to preliminary reports affected, amongst other things, some of the acetone reserves used by Neptune for its krill oil extraction process. In collaboration with the public health authorities, the City of Sherbrooke Police Department as well as with the Fire and Emergency services, the company is doing everything it can to understand what happened. The results of this investigation will be communicated upon its completion. Cleanup efforts at the plant also continue, in conjunction with the authorities.

Trading on NASDAQ and TSX

  Trading of Neptune's common shares on the NASDAQ Stock Market ("NASDAQ") and the Toronto Stock Exchange (the "TSX") has currently been halted indefinitely, pending further information. A trading halt is imposed at the discretion of the stock exchanges (or their regulatory arms), and lifting of a trading halt is equally subject to the discretion of the stock exchanges. Neptune currently anticipates that the trading halts on its common shares will not be lifted until such time when additional information is disclosed on Neptune's plans going forward and NASDAQ and the TSX are satisfied that investors have sufficient information on the business and operations of Neptune going forward to make informed investment decisions.

Acasti Pharma Inc. And NeuroBioPharm Inc.

  Neptune expects that the day-to-day operations and business of its subsidiary Acasti Pharma Inc. ("Acasti"), through which Neptune is pursuing opportunities in the pharmaceutical market, will not be interrupted. CaPre®, Acasti's lead prescription candidate, is currently being evaluated in two Phase II clinical trials, for which all required material had already been produced. Both CaPre® and Onemia™, Acasti's product marketed in the United States as a "medical food", are processed and stored in U.S. facilities outside Neptune's affected plant. Inventories of CaPre® and Onemia™ are adequate, the market supply of Onemia™ will continue as planned and the ongoing clinical trials on CaPre® will not be interrupted as a result of the incident. Acasti did not derive any of its revenues from the sale of products manufactured at the Sherbrooke plant, but will continue to be dependent on the support of Neptune as its controlling shareholder.

  NeuroBioPharm Inc. ("NeuroBio") commenced operations in October 2008, after having acquired an exclusive worldwide license from its parent company, Neptune, to research and develop existing and new active pharmaceutical ingredients based on Neptune's proprietary omega-3 phospholipid technology and intellectual property. NeuroBio will stick to its business plan and research and development activities will continue as planned, although milestones and the start of commercialization may be delayed. NeuroBio will also continue to be dependent on the support of Neptune as its controlling shareholder.

Finally, Neptune wishes to thank all of those who have demonstrated courage and provided assistance and support to its employees in connection with the tragedy, and in particular the fire, police and health authorities who were on the front line of the rescue efforts.

Neptune will continue providing updates to the market as further information becomes available.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSX-V:APO) and NeuroBioPharm Inc. ("NeuroBio"), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's intention to resume production in the future, extent of insurance coverage relating to the tragedy, strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012 and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com